Exhibit 4.1

FORM OF

FINTECH ACQUISITION CORP.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A PREFERRED STOCK

FinTech Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.            The name of the Corporation is “FinTech Acquisition Corp.” The Corporation was originally incorporated under the name “SPAC Acquisition Corp” pursuant to the original certificate of incorporation filed with the Secretary of State of the State of Delaware on November 1, 2013, and changed its name to “FinTech Acquisition Corp.” pursuant to the Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on July 2, 2014 (the “Certificate of Incorporation”).

2.            The Certificate of Incorporation provides for a class of authorized capital stock known as preferred stock, consisting of 5,000,000 shares, par value $0.001 per share, issuable from time to time in one or more series. The Board of Directors of the Corporation (the “Board”) is authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional and other special rights, if any, of each such series and any qualifications, limitations and restrictions thereof. Pursuant to such authority, the Board duly adopted this Certificate of Designation (the “Certificate of Designation”) in accordance with Section 151 of the General Corporation Law of the State of Delaware.

3.            This Certificate of Designation provides for the issuance of a series of preferred stock and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF PREFERRED STOCK

The series of preferred stock, par value $0.001 per share, shall be designated as the Corporation’s Series A Preferred Stock (the “Preferred Stock”) and the number of shares so designated shall be 1,500,000 (which shall not be subject to increase without the written consent of holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of Preferred Stock).

1.            Dividends.

(a)            Cash Accruing Dividends. From and after the date of the issuance of any shares of Preferred Stock until the second anniversary of the Original Issue Date (as defined below), dividends shall accrue on outstanding shares of Preferred Stock at the rate per annum of 10% of the Deemed Original Issue Price (as defined below), compounding quarterly (the “Cash Accruing Dividends”). Cash Accruing Dividends shall be computed on the basis of a 360-day year of twelve 30-day months, shall accrue daily and shall be cumulative from and including the date on which each share of Preferred Stock is issued, whether or not declared, and whether or not there are earnings or profits, surplus or other funds or assets of the Corporation legally available for the payment of dividends (at the time such dividend becomes payable or at any other time). The Cash Accruing Dividends shall be paid in arrears to the holders of outstanding shares of Preferred Stock in cash on the 15th day of each September, December, March and June with respect to any unpaid Cash Accruing Dividends which have accrued prior to such date , or, if such day is not a business day, the first business day following such date. In the event that any Cash Accruing Dividends are not paid when due, for any reason or no reason, such Cash Accruing Dividends shall accrue additional interest at a rate 13.40%, compounding quarterly, on the amount of such unpaid Cash Accruing Dividends from the date such Cash Accruing Dividends were due to be paid and the date on which such Cash Accruing Dividends are actually paid.

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(b)            Liquidation Accruing Dividends. From and after the date of the issuance of any shares of Preferred Stock, dividends shall accrue on outstanding shares of Preferred Stock at the rate per annum of (A) 1.43% of the applicable Preferred Stock Accreted Value (as defined below) compounding quarterly, until the second anniversary of the Original Issue Date, and (B) 13.40% of the applicable Preferred Stock Accreted Value, compounding quarterly, from the first day following the second anniversary of the Original Issue Date until the Mandatory Redemption Date (as defined below); provided that the per annum rate shall increase by 1.0% on the first day of each successive one hundred and eighty (180) day period following the Mandatory Redemption Date (the “Liquidation Accruing Dividends”). The Liquidation Accruing Dividends shall be computed on the basis of a 360-day year of twelve 30-day months, shall accrue daily and shall be cumulative from and including the date on which each share of Preferred Stock is issued, whether or not declared, and whether or not there are earnings or profits, surplus or other funds or assets of the Corporation legally available for the payment of dividends (at the time such dividend becomes payable or at any other time). “Preferred Stock Accreted Value” shall mean, from time to time, with respect to each share of Preferred Stock, the sum of (1) the Deemed Original Issue Price, plus (2) any accrued and unpaid Liquidation Accruing Dividends added to such Preferred Stock Accreted Value pursuant to this section. The Liquidation Accruing Dividends shall be paid to the holders of outstanding shares of Preferred Stock upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation in accordance with Section 2(a), upon a Change of Control referred to in Section 2(b)(i)(A) or upon redemption in accordance with Section 5.

(c)            Dividend Rate in the Event of a Trigger Event. Upon the occurrence of a Trigger Event (as defined below) and until such time as the Trigger Event is cured, resolved or waived pursuant to (i) the Senior Loan Documentation (as defined below), in the case of a Trigger Event relating to an event of default under such Senior Loan Documentation (an “Event of Default”), or (ii) by written consent of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Preferred Stock, then the applicable rate per annum at which the Liquidation Accruing Dividend is then accruing shall increase as of the date of such Trigger Event by the greater of (i) any increase in the interest rate pursuant to the Second-Lien Loan Documentation (as defined below) associated with such Trigger Event, and (ii) 1.0%, with such applicable rate per annum being increased by an additional 1.0% on the first day of each successive one hundred and eighty (180) day period during which the Trigger Event continues; provided, that, if in connection with the cure, resolution or waiver of an Event of Default that established a Trigger Event, the interest rate pursuant to the Second-Lien Loan Documentation in effect following the cure, resolution or waiver of such Event of Default exceeds the interest rate in effect prior to such cure, resolution or waiver, then the amount by which the Liquidation Accruing Dividend has been increased pursuant to this Section 1(c) in respect of such Trigger Event shall remain in effect until such time as the interest rate pursuant to the Second-Lien Loan Documentation shall return to its rate in effect prior to such Event of Default.

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(d)            No Other Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive any accrued but unpaid Cash Accruing Dividends and Liquidation Accruing Dividends.

2.            Liquidation, Dissolution or Winding Up; Change of Control.

(a)            Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of Preferred Stock equal to the Preferred Stock Accreted Value, plus any Cash Accruing Dividends accrued but unpaid thereon (whether or not declared), together with any other dividends declared but unpaid thereon (the “Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2(a), the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b)            Change of Control.

(i)           Definition. Each of the following events shall be considered a “Change of Control” unless the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Preferred Stock elect otherwise:

A.           a merger or consolidation in which (I) the Corporation is a constituent party or (II) a Subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a Subsidiary in which the holders of shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to beneficially own, directly or indirectly, shares of capital stock that represent, immediately following such merger or consolidation, more than 50%, by voting power, of the capital stock of the surviving or resulting corporation (or if the surviving or resulting corporation is a wholly owned Subsidiary of another corporation immediately following such merger or consolidation, of the parent corporation of such surviving or resulting corporation);

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B.           the sale, lease, transfer, license or other similar disposition (whether by merger, consolidation, sale of one or more Subsidiaries or otherwise), in a single transaction or series of related transactions, by the Corporation or any Subsidiary of the Corporation of all or substantially all the assets or business of the Corporation and its Subsidiaries taken as a whole, except where such sale or other similar disposition (whether by merger, consolidation or otherwise) is to a direct or indirect wholly-owned Subsidiary of the Corporation; or

C.           (i) during any period of 24 consecutive months, a majority of the members of the Board cease to be composed of individuals (A) who were members of the Board on the first day of such period, (B) whose election, nomination or appointment to the Board was approved by at least a majority of the individuals referred to in clause (A) above or (B) whose election, nomination or appointment to the Board was approved by at least a majority of the individuals referred to in clauses (A) and (B) taken together, or (ii) any “Change of Control” (as defined in the Senior Loan Documentation or Second-Lien Documentation), other than any Change of Control described in clauses (A) or (B) above, occurs.

For the avoidance of doubt, the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of March 7, 2016 (the “Merger Agreement”), by and among the Corporation, Fintech Merger Sub, Inc. and FTS Holding Corporation shall not be considered a “Change of Control” for purposes of this Certificate of Designation.

(ii)           Effecting a Change of Control.

A.           Offer to Redeem Prior to or Following a Change of Control. In the event of a Change of Control, the redemption provisions of Section 5(c) and 5(d) shall apply.

B.           Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such Change of Control shall be the cash or the Fair Market Value (as defined below) of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity.

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C.           Allocation of Escrow and Contingent Consideration. In the event of a Change of Control pursuant to Section 2(b)(i)(A) or Section 2(b)(i)(B), if any portion of the consideration payable or distributable to the stockholders of the Corporation is payable or distributable only upon satisfaction of contingencies (the “Additional Consideration”), the definitive agreement for such Change of Control shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Section 2(a) as if the Initial Consideration were the only consideration payable or distributable in connection with such Change of Control; and (b) any Additional Consideration which becomes payable or distributable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Section 2(a) after taking into account the previous payment of the Initial Consideration as part of the same transaction, provided, that for the purposes of allocating any Additional Consideration pursuant to Section 2(a), dividends shall only be deemed to accrue on the Preferred Stock following the payment of the Initial Consideration to the extent that the Initial Consideration per share of Preferred Stock is less than the Liquidation Amount. For the purposes of this section, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Change of Control shall be deemed to be Additional Consideration.

3.            Voting.

(a)            General. Except as provided by law or by the other provisions of the Certificate of Incorporation, including this Certificate of Designation, holders of Preferred Stock shall not vote on any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting).

(b)            Initial Preferred Stock Protective Provisions. Subject to Section 6 hereof, at any time when shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(i)           amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

(ii)           issue, or obligate itself to issue, additional shares of Preferred Stock, or shares of any other class or series of capital stock, unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

(iii)           reclassify, alter or amend any existing security of the Corporation that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

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(iv)           permit a Subsidiary to create or authorize the creation of, or permit any Subsidiary to issue, any shares of capital stock, other than (A) to the Corporation or any other wholly-owned Subsidiary of the Corporation, or (B) a de minimus number of shares of capital stock issued to qualify a director or person serving in a similar capacity to comply with applicable law;

(v)           purchase or redeem (or permit any Subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, and (ii) the Permitted Common Redemption (as defined below);

(vi)           create or authorize the creation of, or issue, or authorize the issuance of, any debt security (including capital leases) or otherwise increase Indebtedness for Borrowed Money (as defined below) (other than Permitted Indebtedness (as defined below)), or permit any Subsidiary to incur Indebtedness for Borrowed Money (other than Permitted Indebtedness), if such Indebtedness, (A) when combined with all other Indebtedness for Borrowed Money, would cause the Corporation to exceed the Maximum Leverage Ratio (as defined below) on a pro forma basis after giving effect to such incurrence of Indebtedness for Borrowed Money and any contemporaneous transaction contemplated in connection therewith as of the last day of the most recent fiscal quarter ended on or prior to the date of determination for which quarterly or annual financial statements are available, or (B) includes terms that prohibit or could prohibit the Corporation from paying from the Cash Collateral Account the Cash Accruing Dividends in accordance with this Certificate of Designation;

(vii)           enter into or be a party to any transaction (including any acquisition of Indebtedness) with any director, officer, or employee of the Corporation or any Subsidiary or any “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such person, except for (a) transactions resulting in payments to or by the Corporation in an aggregate amount less than $150,000 per calendar year, (b) agreements or arrangements disclosed in the Corporation’s periodic and current reports filed with the Securities and Exchange Commission prior to the date of this Certificate of Designation or in the Corporation’s Registration Statement on Form S-4 initially filed on May 5, 2016, as amended, (c) employment agreements, cash and equity compensation awards and similar compensatory arrangements upon fair and reasonable terms, d) purchases from the Company of debt or equity securities of the Company in public offerings or private placements on the same economic terms as other purchasers in such offerings, provided, that at least a majority of the securities purchased in such offering are purchased by persons or entities that are not directors, officers or employees of the Corporation or any Subsidiary or an “associate” of any such person or (e) the transactions expressly contemplated by the Merger Agreement including the exhibits thereto;

(viii)           make or change any material election with any taxing authority in respect of the tax treatment of the Corporation that materially adversely affects the Preferred Stock, including but not limited to causing the Corporation to be taxed as a partnership for United States federal income tax purposes; or

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(ix)           effect a Change of Control referred to in Section 2(b)(i)(A) or Section 2(b)(i)(B) pursuant to a definitive agreement for such transaction that provides that the consideration payable or distributable to the stockholders of the Corporation shall be allocated among such holders of capital stock of the Corporation in a manner other than in accordance with Section 2(a).

(c)           Additional Preferred Stock Protective Provisions. Subject to Section 6 hereof, at any time after the Mandatory Redemption Date or after the occurrence of an Additional Trigger Event (as defined below) when shares of Preferred Stock are outstanding, and until such Additional Trigger Event, if curable, has been cured, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the certificate of incorporation) the written consent or affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

(i)           sell or otherwise dispose, in a single transaction or series of related transactions, by the Corporation or any Subsidiary of the Corporation, assets of the Corporation and its Subsidiaries that represent, by Fair Market Value, more than 27.5% of the consolidated net assets of the Corporation and its Subsidiaries, other than pursuant to a Permitted Asset Sale;

(ii)           liquidate, dissolve or wind-up the business and affairs of the Corporation; file any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereinafter in effect, or seek the appointment of a custodian, receiver, trustee (or other similar official) of the Corporation or all or any substantial portion of the Corporation’s assets, or make an assignment for the benefit of creditors other than as expressly contemplated by the Senior Loan Documentation, or take any action in furtherance of any of the foregoing; or consent to any of the foregoing; or

(iii)           issue, or obligate itself to issue, shares of capital stock at a price per share below the Fair Market Value of such shares other than in a private placement or an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, provided, that in the case of any such transaction, at least a majority of the securities purchased in such offering are purchased by persons or entities that are not directors, officers or employees of the Corporation or any Subsidiary or an “associate” of any such person.

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4.            Conversion. The Preferred Stock is not convertible.

5.            Redemption.

(a)           Mandatory Redemption. If, at any time following the Mandatory Redemption Date, the holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of Preferred Stock provide written notice to the Corporation requesting redemption of the shares of Preferred Stock (the “Mandatory Redemption Request”), the Corporation shall use all Available Proceeds (as defined below) to redeem all then-outstanding shares of Preferred Stock at a price per share equal to the applicable Redemption Price (as defined below) within forty-five (45) days following the Mandatory Redemption Request. Notwithstanding the foregoing, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, (i) the Corporation shall ratably redeem each holder’s shares of Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it has sufficient Available Proceeds and may lawfully redeem all remaining shares under Delaware law governing distributions to stockholders and, (ii) until all outstanding shares of Preferred Stock are redeemed, the Corporation and its Subsidiaries shall operate in the ordinary course of business, consistent with past practices and undertaken in good faith, and shall not enter into any material transactions outside the ordinary course of business, including without limitation (i) undertaking any acquisitions with a purchase price of more than $1,000,000, or (ii) making any capital expenditures in any fiscal year in the aggregate which exceed the average capital expenditures by the Corporation and its Subsidiaries during the three completed fiscal years preceding the fiscal year in which the Mandatory Redemption Request is made.

(b)           Optional Redemption. At any time after the date that is forty-two (42) months following the Original Issue Date, the Corporation shall have the right to redeem all or any portion of the outstanding shares of Preferred Stock at the Redemption Price by providing a written notice of such redemption to all holders of the then outstanding shares of Preferred Stock (an “Optional Redemption Notice”); provided that if less than all outstanding shares of Preferred Stock are redeemed pursuant to this section, then such portion redeemed must result in proceeds to the holders of Preferred Stock of at least $2,000,000. For the purposes of clarity, the Corporation may exercise its right to optional redemption under this section one or more times.

(c)           Redemption Prior to Certain Changes of Control. In the event of a Change of Control (other than one referred to in Section 2(b)(i)(C)), the Corporation shall send a written notice to each holder of Preferred Stock no later than the forty-fifth (45th) day prior to the effective date of the Change of Control advising such holders of their right (and the requirements to be met to secure such right) to require the redemption of such shares of Preferred Stock. If the holders of at least sixty-six and two-thirds percent (66 and 2/3%) of the then outstanding shares of Preferred Stock so request in a written instrument delivered to the Corporation not later than thirty (30) days after receipt of such notice from the Corporation, the Corporation shall use Available Proceeds to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Redemption Price (as defined below) on or prior to the effective date of the Change of Control. Notwithstanding the foregoing, in the event of such redemption, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder’s shares of Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders.

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(d)           Redemption Following Certain Changes of Control. In the event of a Change of Control (other than one referred to in Section 2(b)(i)(A) and (B)), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Change of Control, then the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Change of Control advising such holders of their right (and the requirements to be met to secure such right) to require the redemption of such shares of Preferred Stock. If the holders of at least sixty-six and two-thirds percent (66 and 2/3%) of the then outstanding shares of Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Change of Control, the Corporation shall use the Available Proceeds (taking into account any consideration received by the Corporation for such Change of Control, on or prior to the one hundred fiftieth (150th) day after such Change of Control, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Redemption Price (as defined below). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder’s shares of Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it has sufficient Available Proceeds may lawfully redeem all remaining shares under Delaware law governing distributions to stockholders.

(e)           Surrender of Certificates; Payment. On or before the date of redemption, each holder of shares of Preferred Stock to be redeemed shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement, including a bond, reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, and thereupon the amount due upon redemption of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its Subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred.

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6.            Pending Merger Transaction. Notwithstanding any other provision of this certificate of designation, consummation by the Corporation of the transactions expressly contemplated by the Merger Agreement and the exhibits thereto to occur as of the closing of the Merger is expressly permitted and the consummation by the Corporation of such transactions shall not require any consent or approval of the holders of the Preferred Stock.

7.            Definitions. For purposes of this Certificate of Designation, the following terms shall have the following meanings:

“Additional Trigger Event” shall mean if at any time the ratio of the Corporation’s aggregate Indebtedness (which shall include with respect to the Preferred Stock the aggregate Deemed Original Issue Price of the outstanding shares of Preferred Stock) to its trailing twelve month Adjusted EBITDA exceeds 7.7x, as of the last day of the most recent fiscal quarter ended on or prior to the date of determination for which quarterly or annual financial statements are available, such Adjusted EBITDA to be determined to give pro forma effect to transactions completed during such fiscal quarter, as though they had occurred on the first day of such fiscal quarter, provided, that no pro forma effect shall be given to any acquisition transactions that occur during such fiscal quarter unless the holders of the Preferred Stock have been provided a quality of earnings report from a financial advisor of national standing reasonably satisfactory to holders of a majority of such Preferred Stock, to the extent that giving pro forma effect to such transaction would result in an increase in Adjusted EBITDA of five percent (5%) or more.

“Adjusted EBITDA” shall mean the Consolidated EBITDA of the Corporation (as defined in the Senior Loan Documentation in effect as of the date of the filing of this Certificate of Designation (and for the avoidance of doubt, without giving effect to any amendments, waivers or modifications thereto occurring after the date of such filing). For the further avoidance of doubt, Adjusted EBITDA shall be calculated without giving effect to any equity cure (i.e., the relief provided under Section 8.04 of the Senior Loan Documentation or similar adjustment.

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

“Available Proceeds” means all cash and cash equivalents of the Corporation legally available for distribution to its stockholders in accordance with Delaware law, less the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the Corporation’s Chief Executive Officer or Chief Financial Officer to comply with applicable law or the Senior Loan Documentation or any other loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which the Corporation or any of its Subsidiaries is a party of by which it is bound or its assets are subject.

“Cash Collateral Account” means the escrow account established under that certain Escrow Agreement, dated as of the Original Issue Date, by and among the Corporation, Falcon Strategic Partners V, LP and U.S. Bank, National Association.

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“Deemed Original Issue Price” means $25.00 per share of Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

“Fair Market Value” of (a) a security means the value determined by the volume-weighted average price of such security on the national securities exchange on which it trades over the five business day period prior to the determination date, as reported by Bloomberg, L.P., or, if the Common Stock is not traded on a national securities exchange, the fair market value as determined by the Board in good faith; or (b) property or other rights means the fair market value as determined by the Board in good faith; provided, however, that for the purposes of determining the Fair Market Value of any security not traded on a national securities exchange, or any property or other rights, to be received by the holders of the Preferred Stock pursuant to this Certificate of Designation, the Fair Market Value shall also be reasonably acceptable to the holders of at least sixty-six and two-thirds percent (66 2.3%) of the then outstanding shares of Preferred Stock.

“Indebtedness” shall have the meaning set forth for such term in the Senior Loan Documentation as in effect as of the date of filing of this Certificate of Designation (and for the avoidance of doubt, without giving effect to any amendments, waivers or modifications thereto occurring after the date of such filing).

“Indebtedness for Borrowed Money” means, as to any person or entity at a particular time, without duplication, (i) all obligations of such person or entity for borrowed money, (ii) all obligations of such person or entity evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (iii) all obligations of such person or entity under any leasing or similar arrangement that would be classified as a capitalized lease under U.S. GAAP, and (iv) all guarantees or similar assurances by such person or entity of any such obligations of another party.

“Initial Purchaser” means the holder of the Preferred Stock on the Original Issuance Date.

“Mandatory Redemption Date” means the seventh anniversary of the Original Issue Date.

“Maximum Leverage Ratio” means that ratio of the Corporation’s aggregate Indebtedness (excluding, for the purposes of clarity, the Preferred Stock) to its trailing twelve month Adjusted EBITDA is equal to or less than, (A) during the first twelve (12) calendar months immediately following the Original Issue Date, 6x, and (B) at any after the completion of the first twelve (12) calendar months following the Original Issue Date, 5.5x.

“Original Issue Date” means the date on which the first share of Preferred Stock was issued.

“Permitted Asset Sale” means a directed sale of assets in connection with a foreclosure of such assets pursuant to the Senior Loan Documentation.

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“Permitted Common Redemption” means the redemption by the Corporation of (a) outstanding shares of Common Stock in connection with the Merger in accordance with the Corporation’s certificate of incorporation in effect as of the date of this Certificate of Designation; (b) the exercise of outstanding options or warrants to purchase capital stock of the Corporation on a cashless or net-settled basis; (c) outstanding shares of Common Stock purchased pursuant to Section 6.7 of the Purchase Agreement, and then held by holders of outstanding shares of Preferred Stock (the “Backstop Shares”), or (d) outstanding shares of Common Stock other than Backstop Shares using solely proceeds received by the Corporation upon the exercise of Converted Options (as defined in the Merger Agreement), provided that the amount of such proceeds used for such redemption in this clause (d) may not exceed $13,300,000, provided, further that no redemption of shares of Common Stock shall qualify as a Permitted Common Redemption pursuant to this clause (d) unless the Corporation has first offered in writing to use the proceeds intended for such redemption to repurchase at Fair Market Value outstanding Backstop Shares then held by the Initial Purchaser or its Affiliates and the recipient of such notice has not accepted in writing such offer within five days of receipt, or upon the written consent of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of Preferred Stock then held by the Initial Purchaser.

“Permitted Indebtedness” means:

(a)            intercompany Indebtedness between the Corporation and a wholly-owned direct or indirect Subsidiary;

(b)            Indebtedness (x) under the Senior Loan Documentation in an amount not to exceed $130,000,000, (y) under the Second-Lien Loan Documentation in an amount not to exceed $40,000,000, and/or (z) incurred subsequent to the Original Issue Date with the written consent of the requisite holders of the Preferred Stock as required by this Certificate of Designation;

(c)            unsecured Indebtedness to trade creditors incurred in the ordinary course of business;

(d)            unsecured Indebtedness under corporate credit cards used in the ordinary course of business;

(e)            short-term Indebtedness to the Corporation’s sponsor bank(s) which is limited to settlement obligations for merchants and networks;

(f)            Indebtedness in the aggregate principal amount not to exceed $17,500,000, provided that such Indebtedness is needed for liquidity purposes in connection with the operations of the Corporation and, for the avoidance of doubt, not incurred in connection with or intended to be used for any acquisition, new joint venture or similar third party transaction;

(g)            Indebtedness in respect to capitalized leases; provided, however, that the aggregate amount of all such Indebtedness at any one time outstanding shall not exceed $330,000; and

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(h)            extensions, refinancings or successive refinancings, modifications, amendments and restatements of any existing Indebtedness or items of Permitted Indebtedness (a) through (f) above, provided that (I) such extension, refinancing, modification, amendment or restatement does not cause an increase in the applicable leverage ratio on a pro forma basis after giving effect to such extension, refinancing, modification, amendment or restatement and any contemporaneous transaction contemplated in connection therewith, as of the last day of the most recent fiscal quarter ended on or prior to the date of determination for which quarterly or annual financial statements are available and (II) such transaction is on terms that are fair and reasonable to the Corporation and is at arms-length with a third party that is not an Affiliate, or director, officer, or employee of the Corporation or any Subsidiary or any “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such person.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, government entity or other entity.

“Purchase Agreement” means that certain Securities Purchase Agreement by and between the Corporation and the Purchaser named therein, dated on or around the Original Issue Date.

“Redemption Price” means an amount per share of Preferred Stock equal to:

(a)            in the event of a mandatory redemption pursuant to Section 5(a), the then-current Liquidation Amount of a single share of Preferred Stock as of the date of redemption;

(b)            in the event of an optional redemption pursuant to Section 5(b), an amount (the “Optional Redemption Price”) equal to (i) 102% of the Liquidation Amount of a single share of Preferred Stock on the date of redemption, if such optional redemption occurs on or after the date that is forty-two (42) months following the Original Issue Date and prior to the date that is fifty-four (54) months following the Original Issue Date, (ii) 101% of the Liquidation Amount of a single share of Preferred Stock on the date of redemption, if such optional redemption occurs on or after the date that is fifty-four (54) months following the Original Issue Date and prior to the date that is sixty-six (66) months following the Original Issue Date, or (iii) the Liquidation Amount of a single share of Preferred Stock on the date of redemption, if such optional redemption occurs on or after the date that is sixty-six (66) months following the Original Issue Date; or

in the event of a redemption prior to a Change of Control pursuant to Section 5(c) or following a Change of Control pursuant to Section 5(d), (i) if the redemption occurs before the date that is forty-two (42) months following the Original Issue Date, an amount equal to the product of 1.02 multiplied by the sum of (A) the Liquidation Amount of a single share of Preferred Stock on the date of redemption, plus (B) the amount of all Cash Accruing Dividends or Liquidation Accruing Dividends that would have accrued following such date of redemption until the date that is forty-two (42) months following the Original Issue Date, each of such amounts being discounted from the date on which Cash Accruing Dividends or Liquidation Accruing Dividends would have been paid or accrued to the date on which such redemption payment is actually made at a rate equal to the sum of then-applicable U.S. Treasury Rate as reported by the Wall Street Journal plus 0.005; or (ii) if the redemption occurs on or after the date that is forty-two (42) months following the Original Issue Date, the applicable Optional Redemption Price.

“Second-Lien Loan Documentation” means that certain Second Lien Credit Agreement, dated as of the Original Issue Date, among Fintech Merger Sub, Inc. as Borrower, the Corporation as Holdings, CardConnect, LLC and Princeton Payment Solutions, LLC as Subsidiary Guarantors, Babson Capital Finance, LLC as administrative agent, and the other agents and lenders party thereto, including the exhibits thereto and including any extensions, refinancings, modifications, amendments and restatements thereof.

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“Senior Loan Documentation” means that certain Credit Agreement, dated as of the Original Issue Date, among Fintech Merger Sub, Inc. as Borrower, the Company as Guarantor, CardConnect, LLC and Princeton Payment Solutions, LLC as Subsidiary Guarantors, certain financial institutions as lenders and BMO Harris Bank, N.A. as Administrative Agent, Swing Line Lender and an L/C Issuer, and BMO Capital Markets Corp. as Arranger and Bookrunner, including the exhibits thereto and including any extensions, refinancings, modifications, amendments and restatements thereof.

“Subsidiary” of a person means a corporation, partnership, joint venture, limited liability company or other business entity (but not a representative office of such person) of which a majority of the securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Corporation.

“Trigger Event” shall mean (a) any Event of Default (as defined in the Senior Loan Documentation) relating to the payment of any amount due pursuant to the Senior Loan Documentation or relating to financial covenant requirements under the Senior Loan Documentation, or (b) if at any time the ratio of the Corporation’s aggregate Indebtedness for Borrowed Money (which shall include with respect to the Preferred Stock the aggregate Deemed Original Issue Price of, and all accrued and unpaid Liquidation Accruing Dividends on, the shares of Preferred Stock then-outstanding) to its trailing twelve month Adjusted EBITDA exceeds 7.7x, as of the last day of the most recent fiscal quarter ended on or prior to the date of determination for which quarterly or annual financial statements are available, such Adjusted EBITDA to be determined giving pro forma effect to transactions completed during such fiscal quarter, as though they had occurred on the first day of such fiscal quarter, provided, that no pro forma effect shall be given to any acquisition transactions that occur during such fiscal quarter unless the holders of the Preferred Stock have been provided a quality of earnings report from a financial advisor of national standing reasonably satisfactory to holders of a majority of such Preferred Stock, to the extent that giving pro forma effect to such transaction would result in an increase in Adjusted EBITDA of five percent (5%) or more.

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8.            Waiver; Amendment. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the shares of Preferred Stock then outstanding. The terms of this Certificate of Designation may be amended and/or restated only by written approval of the Corporation and the holders of at least sixty-six and two-thirds percent (66 2/3%) of the shares of Preferred Stock then outstanding.

9.            Notices. Any notice required or permitted by the provisions of this Certificate of Designation to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

*      *      *

IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of this corporation on July [●], 2016.

By:
Name:
Title:

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